DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209-3600 T 410.580.3000 F 410.580.3001 W www.dlapiper.com

JASON C. HARMON jason.harmon@dlapiper.com T 410.580.4170 F 410.580.3170

March 4, 2016

via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. – Mail Stop 3720

Washington, D.C. 20549

Attention:   Larry Spirgel

Re:                             Laureate Education, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 23, 2015
File No. 333-207243

Ladies and Gentlemen:

This letter is provided on behalf of our client, Laureate Education, Inc. (the “Company”), in furtherance to our conversation regarding comment number 1 in your letter to the Company dated January 13, 2016, with you and other members of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 9, 2016 with respect to the above-referenced amendment to the Registration Statement on Form S-1 (the “Registration Statement”). The Company respectfully submits separately for your consideration proposed draft disclosures regarding the Company’s status as a Delaware public benefit corporation. For your convenience, we have provided a clean and marked copy of the disclosures that show changes from the disclosure included in the Registration Statement filed with the Commission on December 23, 2015. We will file an amendment to the Registration Statement that includes these disclosures after the Company has resolved the Staff’s remaining accounting comments.

We understand that the Staff views B Lab as an expert with respect to their designation of the Company as a “Certified B Corporation” because the Staff believes this designation is tantamount to certification that the Company is a valid public benefit corporation for purposes of Delaware law. However, the Company respectfully disagrees with this conclusion because the Certified B Corporation designation is independent from the benefit assessment that is required by Delaware law. Under Delaware law, as a public benefit corporation, the Company is required to publicly disclose a report at least biennially on its overall public benefit performance and on the Company’s assessment of its success in achieving the Company’s benefit purpose. While a

Delaware public benefit corporation may provide in its certificate of incorporation that it will measure the corporation’s benefit performance against an objective third-party standard, the Company’s certificate of incorporation does not and will not contain such a provision. As a result, the Company’s Board of Directors will measure the Company’s benefit performance against the objectives and standards it sets and not against standards established by B Lab or any other third party. Moreover, in contrast, the designation provided by B Lab certifies whether a company meets certain levels of social and environmental performance, accountability and transparency, which is not the Company’s public benefit. The Company has clarified this distinction in the disclosure provided separately to the Staff.

In conclusion, the Company respectfully advises the Staff that B Lab’s designation of the Company as a Certified B Corporation is a factual description and is independent of the Company’s status as a public benefit corporation under Delaware law. Furthermore, the Company’s Board of Directors will be responsible for measuring the Company’s benefit performance against the objectives and standards it itself sets. Therefore, B Lab’s assessment against its own proprietary criteria and its designation of the Company as a Certified B Corporation are not required for the Company to maintain its legal status as a public benefit corporation. As a result, the Company does not consider B Lab to be acting as an expert to the Company within the meaning of Rule 436 of Regulation C.

*     *     *     *

Thank you very much for your attention to this matter.  We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have.  Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ Jason C. Harmon, Esq.
DLA Piper LLP (US)

cc:                                Robert W. Zentz, Esq.
Thomas J. Plotz, Esq.
Laureate Education, Inc.

Robert W. Smith, Jr., Esq.

DLA Piper LLP (US)

Joseph H. Kaufman, Esq.

David W. Azarkh, Esq.

Simpson Thacher & Bartlett LLP

2

CLEAN

LETTER FROM DOUG BECKER (page iv)

I believe that balancing the needs of our constituents has been instrumental to our success and longevity, allowing us to grow even in challenging economic times. For a long time, we didn’t have an easy way to explain the idea of a for-profit company with such a deep commitment to benefitting society. So we took notice when in 2010 the first state in the U.S. passed legislation creating the concept of a Public Benefit Corporation, a new type of for-profit corporation with an expressed commitment to creating a material positive impact on society. We watched this concept carefully as it swept the nation, with 30 states and the District of Columbia now having passed legislation to allow for this new class of corporation, which commits itself to high standards of corporate purpose, accountability and transparency. This includes Delaware, the state that we have selected as our new domicile and which has the most up-to-date Public Benefit Corporation law. We believe that we are by far the largest company to become a Public Benefit Corporation and that, following our IPO, we likely will be the first publicly traded Public Benefit Corporation.  In addition, while not required by Delaware law, and unlike many other Public Benefit Corporations, we have chosen to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by B Lab, the pioneering non-profit organization behind the global movement of using business as a force for good. Based on this assessment, B Lab has designated us a “Certified B Corporation.”

PROSPECTUS SUMMARY (page 14)

Public Benefit Corporation Status

In October 2015, we redomiciled in Delaware as a public benefit corporation as a demonstration of our long-term commitment to our mission to benefit our students and society. Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. Public benefit corporations organized in Delaware are also required to assess their benefit performance internally and to disclose publicly at least biennially a report detailing their success in meeting their benefit objectives.

We do not believe that an investment in the stock of a public benefit corporation differs materially from an investment in a corporation that is not designated as a public benefit corporation. We believe that our ongoing efforts to achieve our public benefit goals will not materially affect the financial interests of our stockholders. Holders of our Class A common stock will have voting, dividend and other economic rights that are the same as the rights of stockholders of a corporation that is not designated as a public benefit corporation. See “Risk Factors—Risks Relating to Investing in Our Class A Common Stock—As a public benefit corporation, our focus on a specific public benefit purpose and producing a positive effect for society may negatively influence our financial performance” and “Description of Capital Stock—Public Benefit Corporation Status.”

Our public benefit, as provided in our certificate of incorporation, is: to produce a positive effect (or a reduction of negative effects) for society and persons by offering diverse education programs delivered online and on premises operated in the communities that we serve. By doing so, we believe that we provide greater access to cost-effective, high-quality higher education that enables more students to achieve their academic and career aspirations. Most of our operations are outside the United States, where there is a large and growing imbalance between the supply and demand for quality higher education. Our stated public benefit is firmly rooted in our company mission and our belief that when our students succeed, countries prosper and societies benefit. Becoming a public benefit corporation underscores our commitment to our purpose and our stakeholders, including students, regulators, employers, local communities and stockholders.

NEW INSERT FOR SUMMARY (page 15 after “Public Benefit Corporation Status”)

B Lab Certification

In addition to becoming a public benefit corporation, although not required by Delaware law, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by B Lab, an independent non-profit organization. As a result of this assessment, B Lab has designated us a “Certified B Corporation” under its standards.  See “Business—B Lab Certification.”

RISK FACTORS

NEW BUSINESS RISK FACTOR (page 45)

Our status as a Certified B Corporation may not result in the benefits that we anticipate.

While not required by Delaware law or the terms of our certificate of incorporation, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by B Lab, an independent non-profit organization. As a result of this assessment, B Lab has designated us a “Certified B Corporation,” which refers to companies that are certified by B Lab as meeting certain levels of social and environmental performance, accountability and transparency. B Lab sets the standards for Certified B Corporation certification and may change those standards over time. See “Business—B Lab Certification.”  Our reputation could be harmed if we lose our status as a Certified B Corporation, whether by our choice or by our failure to continue to meet B Lab’s certification requirements, if that failure or change were to create a perception that we are more focused on financial performance and are no longer as committed to the values shared by Certified B Corporations. Likewise, our reputation could be harmed if our publicly reported Certified B Corporation score declines.

Risks Relating to Investing in Our Class A Common Stock (page 67)

Our status as a public benefit corporation may not result in the benefits that we anticipate.

We are a public benefit corporation under Delaware law. As a public benefit corporation we are required to balance the financial interests of our stockholders with the best interests of those stakeholders materially affected by our conduct, including particularly those impacted by the specific benefit purpose relating to education set forth in our certificate of incorporation. In addition, there is no assurance that the expected positive impact from being a public benefit corporation will be realized. Accordingly, being a public benefit corporation and complying with our related obligations could negatively impact our ability to provide the highest possible return to our stockholders.

As a public benefit corporation, we are required to publicly disclose a report at least biennially on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose. If we are not timely or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a public benefit corporation may be harmed.

NEW SECTION FOR BUSINESS SECTION — To be inserted after “Our History and Sponsor”

B Lab Certification (page 170)

While not required by Delaware law or the terms of our certificate of incorporation, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by B Lab, an independent non-profit organization. As a result of this assessment, B Lab has designated us a “Certified B Corporation” under its standards, which refers to companies that are certified by B Lab as meeting certain levels of social and environmental performance, accountability and transparency.

The following description of B Lab’s processes and standards was provided to us by B Lab. The first step in becoming a Certified B Corporation is taking and passing the B Impact Assessment, a comprehensive and objective measure of a business’s positive impact on society and the environment. The assessment varies depending on the company’s size (number of employees), sector and location. The standards in the assessment are created and revised by the Standards Advisory Council, an independent governing body that determines eligibility to be a Certified B Corporation.

By completing a set of over 200 questions, which are customized for the company being assessed, that reflect impact indicators, best practices and outcomes, a company receives a composite score on a 200-point scale representative of its overall impact on its employees, customers, communities and the environment. Representative indicators in the assessment range from payment above a living wage, employee benefits, charitable giving/community service, use of renewable energy and, in the case of educational institutions like Laureate, student outcomes such as retention, graduation and employment rates.

Certification as a Certified B Corporation requires that a company achieve a reviewed score of at least an 80 on the B Impact Assessment. The review process includes a phone review with B Lab staff, a random selection of indicators for verifying documentation and a random selection of company locations for onsite reviews, including employee interviews and facility tours. In the case of Laureate’s assessment, each subsidiary, as well as the corporate office in Baltimore, was required to complete an individual assessment for review that would be aggregated based on size to calculate an overall score. The B Impact Assessment also includes a disclosure questionnaire, including any sensitive practices, fines and sanctions related to the company or its partners.

For Laureate, certification by B Lab also required us to adopt the public benefit corporation structure, a step we have already completed. Once certified, every Certified B Corporation must make its score transparent on the B Impact Assessment on the B Lab website (www.bcorporation.net). Acceptance as a Certified B Corporation and continued certification is at the sole discretion of the Standards Advisory Council and B Lab’s Board of Directors.

DESCRIPTION OF CAPITAL STOCK

Public Benefit Corporation Status (page 283)

In October 2015, we redomiciled in Delaware as a public benefit corporation as a demonstration of our long-term commitment to our mission to benefit our students and society. Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. Public benefit corporations organized in Delaware are also required to publicly disclose at least biennially a report that assesses their benefit performance.  In connection with this report, our Board of Directors is required to set objectives and standards to assess our benefit performance and to assess our performance based on those standards.  While a Delaware public benefit corporation may provide in its certificate of incorporation that it will measure the corporation’s benefit performance against an objective third-party standard, our certificate of incorporation does not contain that requirement and we expect that our Board of Directors will measure our benefit performance against the objectives and standards it sets.

We do not believe that an investment in the stock of a public benefit corporation differs materially from an investment in a corporation that is not designated as a public benefit corporation. We believe that our ongoing efforts to achieve our public benefit goals will not materially affect the financial interests of our stockholders. Holders of our Class A common stock will have voting, dividend and other economic rights that are the same as the rights of stockholders of a corporation that is not designated as a public benefit corporation.

Our public benefit, as provided in our certificate of incorporation, is: to produce a positive effect (or a reduction of negative effects) for society and persons by offering diverse education programs delivered online and on premises operated in the communities that we serve. By doing so, we believe that we provide greater access to cost-effective, high-quality higher education that enables more students to achieve their academic and career aspirations. Most of our operations are outside the United States, where there is a large and growing imbalance between the supply and demand for quality higher education. Our stated public benefit is firmly rooted in our company mission and our belief that when our students succeed, countries prosper and societies benefit. Becoming a public benefit corporation underscores our commitment to our purpose and our stakeholders, including students, regulators, employers, local communities and stockholders.

BLACKLINED

LETTER FROM DOUG BECKER (page iv) I believe that balancing the needs of our constituents has been instrumental to our success and longevity, allowing us to grow even in challenging economic times. For a long time, we didn’t have an easy way to explain the idea of a for-profit company with such a deep commitment to benefitting society. So we took notice when in 2010 the first state in the U.S. passed legislation creating the concept of a Public Benefit Corporation, a new type of for-profit corporation with an expressed commitment to creating a material positive impact on society. We watched this concept carefully as it swept the nation, with 30 states and the District of Columbia now having passed legislation to allow for this new class of corporation, which commits itself to high standards of corporate purpose, accountability and transparency. This includes Delaware, the state that we have selected as our new domicile and which has the most up-to-date Public Benefit Corporation law. But to me, the Public Benefit Corporation concept could be an empty promise if companies do not measure themselves against an objective third-party standard. We have chosen to be assessed by B Lab, the pioneering non-profit organization behind this powerful movement, whose process is the standard in this field, and B Lab has designated us a “Certified B Corporation.” We believe that we are by far the largest company to become a Public Benefit Corporation and that, following our IPO, we likely will be the first publicly traded Public Benefit Corporation. In addition, while not required by Delaware law, and unlike many other Public Benefit Corporations, we have chosen to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by B Lab, the pioneering non-profit organization behind the global movement of using business as a force for good. Based on this assessment, B Lab has designated us a “Certified B Corporation.” EAST\121434019.1121434019.3

PROSPECTUS SUMMARY (page 14) Public Benefit Corporation Status In October 2015, we redomiciled in Delaware as a public benefit corporation as a demonstration of our long-term commitment to our mission to benefit our students and society. Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. Public benefit corporations organized in Delaware are also required to publiclyassess their benefit performance internally and to disclose publicly at least biennially a report that assesses their public benefit performance, and may elect to measure that performance against an objective third-party standard. We have elected to have our public benefit performance assessed by B Lab, an independent non-profit organization, and B Lab has designated us a “Certified B Corporation.”detailing their success in meeting their benefit objectives. We do not believe that an investment in the stock of a public benefit corporation differs materially from an investment in a corporation that is not designated as a public benefit corporation. We believe that our ongoing efforts to achieve our public benefit goals and the B Lab certification will not materially affect the financial interests of our stockholders. Holders of our Class A common stock will have voting, dividend and other economic rights that are the same as the rights of stockholders of a corporation that is not designated as a public benefit corporation. See “Risk Factors—Risks Relating to Investing in Our Class A Common Stock—As a public benefit corporation, our focus on a specific public benefit purpose and producing a positive effect for society may negatively influence our financial performance” and “Description of Capital Stock—Public Benefit Corporation Status.” Our public benefit, as provided in our certificate of incorporation, is: to produce a positive effect (or a reduction of negative effects) for society and persons by offering diverse education programs delivered online and on premises operated in the communities that we serve. By doing so, we believe that we provide greater access to cost-effective, high-quality higher education that enables more students to achieve their academic and career aspirations. Most of our operations are outside the United States, where there is a large and growing imbalance between the supply and demand for quality higher education. Our stated public benefit is firmly rooted in our company mission and our belief that when our students succeed, countries prosper and societies benefit. Becoming a public benefit corporation underscores our commitment to our purpose and our stakeholders, including students, regulators, employers, local communities and stockholders. NEW INSERT FOR SUMMARY (page 15 after “Public Benefit Corporation Status”) EAST\121434019.1121434019.3

B Lab Certification In addition to becoming a public benefit corporation, although not required by Delaware law, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by B Lab, an independent non-profit organization. As a result of this assessment, B Lab has designated us a “Certified B Corporation” under its standards. See “Business—B Lab Certification.” RISK FACTORS NEW BUSINESS RISK FACTOR (page 45) Our status as a Certified B Corporation may not result in the benefits that we anticipate. While not required by Delaware law or the terms of our certificate of incorporation, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by B Lab, an independent non-profit organization. As a result of this assessment, B Lab has designated us a “Certified B Corporation,” which refers to companies that are certified by B Lab as meeting certain levels of social and environmental performance, accountability and transparency. B Lab sets the standards for Certified B Corporation certification and may change those standards over time. See “Business—B Lab Certification.” Our reputation could be harmed if we lose our status as a Certified B Corporation, whether by our choice or by our failure to continue to meet B Lab’s certification requirements, if that failure or change were to create a perception that we are more focused on financial performance and are no longer as committed to the values shared by Certified B Corporations. Likewise, our reputation could be harmed if our publicly reported Certified B Corporation score declines. Risks Relating to Investing in Our Class A Common Stock (page 67) Our status as a public benefit corporation or a Certified B Corporation may not result in the benefits that we anticipate. We are a public benefit corporation under Delaware law. As a public benefit corporation we are required to balance the financial interests of our stockholders with the best interests of those stakeholders materially affected by our conduct, including particularly those impacted by the specific benefit purpose relating to education set forth in our certificate of incorporation. In addition, there is no assurance that the expected positive impact from being a public benefit corporation will be realized. Accordingly, being a public benefit corporation and complying with our related obligations could negatively impact our ability to provide the highest possible return to our stockholders. As a public benefit corporation, we are required to publicly disclose a report at least biennially on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose. If we are not timely or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or EAST\121434019.1121434019.3 regulators or others reviewing our credentials, our reputation and status as a public benefit corporation may be harmed. We have elected to have our overall public benefit purpose measured against an objective third-party standard and have chosen to be assessed by B Lab, an independent non-profit organization. As a result of this assessment, B Lab has designated us a “Certified B Corporation”, which refers to companies that are certified by B Lab as meeting their standards of social and environmental performance, accountability and transparency. B Lab sets the standards for Certified B Corporation certification and may change those standards over time. See “Description of Capital Stock—Public Benefit Corporation Status.” Our reputation could be harmed if we lose our status as a Certified B Corporation, whether by our choice or by our failure to continue to meet B Lab’s certification requirements, if that failure or change were to create a perception that we are more focused on financial performance and are no longer as committed to the values shared by Certified B Corporations. Likewise, our reputation could be harmed if our publicly reported Certified B Corporation score declines. EAST\121434019.1121434019.3

~~DESCRIPTION OF CAPITAL STOCK~~

NEW SECTION FOR BUSINESS SECTION – To be inserted after "Our History and Sponsor"

~~Public Benefit Corporation Status~~B Lab Certification (page ~~283~~170)

~~In October 2015, we redomiciled in Delaware as a public benefit corporation as a demonstration of our long-term commitment to our mission to benefit our students and society. Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation's conduct, and the specific public benefit or public benefits identified in the public benefit corporation's certificate of incorporation. Public benefit corporations organized in Delaware are also required to publicly disclose at least biennially a report that assesses their public benefit performance and may elect to measure that performance against an objective third-party standard. We~~While not required by Delaware law or the terms of our certificate of incorporation, we have elected to have our ~~public benefit~~social and environmental performance, accountability and transparency assessed against the proprietary criteria established by B Lab, an independent non-profit organization. As a result of this assessment, B Lab has designated us a "Certified B Corporation~~,~~" under its standards, which refers to companies that are certified by B Lab as meeting ~~their standards~~certain levels of social and environmental performance, accountability and transparency.

The following description of B Lab's processes and standards was provided to us by B Lab. The first step in becoming a Certified B Corporation is taking and passing the B Impact Assessment, a comprehensive and objective measure of a business's positive impact on society and the environment. The assessment varies depending on the company's size (number of employees), sector and location. The standards in the assessment are created and revised by the Standards Advisory Council, an independent governing body that determines eligibility to be a Certified B Corporation.

By completing a set of over 200 questions, which are customized for the company being assessed, that reflect impact indicators, best practices and outcomes, a company receives a composite score on a 200-point scale representative of its overall impact on its employees, customers, communities and the environment. Representative indicators in the assessment range from payment above a living wage, employee benefits, charitable giving/community service, use of renewable energy and, in the case of educational institutions like Laureate, student outcomes such as retention, graduation and employment rates.

Certification as a Certified B Corporation requires that a company achieve a reviewed score of at least an 80 on the B Impact Assessment. The review process includes a phone review with B Lab staff, a random selection of indicators for verifying documentation and a

EAST\~~121434019.1~~121434019.3

random selection of company locations for onsite reviews, including employee interviews and facility tours. In the case of Laureate’s assessment, each subsidiary, as well as the corporate office in Baltimore, was required to complete an individual assessment for review that would be aggregated based on size to calculate an overall score. The B Impact Assessment also includes a disclosure questionnaire, including any sensitive practices, fines and sanctions related to the company or its partners. For Laureate, certification by B Lab also required us to adopt the public benefit corporation structure, a step we have already completed. Once certified, every Certified B Corporation must make its score transparent on the B Impact Assessment on the B Lab website (www.bcorporation.net). Acceptance as a Certified B Corporation and continued certification is at the sole discretion of the Standards Advisory Council and B Lab’s Board of Directors. EAST\121434019.1121434019.3

DESCRIPTION OF CAPITAL STOCK Public Benefit Corporation Status (page 283) In October 2015, we redomiciled in Delaware as a public benefit corporation as a demonstration of our long-term commitment to our mission to benefit our students and society. Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. Public benefit corporations organized in Delaware are also required to publicly disclose at least biennially a report that assesses their benefit performance. In connection with this report, our Board of Directors is required to set objectives and standards to assess our benefit performance and to assess our performance based on those standards. While a Delaware public benefit corporation may provide in its certificate of incorporation that it will measure the corporation’s benefit performance against an objective third-party standard, our certificate of incorporation does not contain that requirement and we expect that our Board of Directors will measure our benefit performance against the objectives and standards it sets. We do not believe that an investment in the stock of a public benefit corporation differs materially from an investment in a corporation that is not designated as a public benefit corporation. We believe that our ongoing efforts to achieve our public benefit goals and the B Lab certification will not materially affect the financial interests of our stockholders. Holders of our Class A common stock will have voting, dividend and other economic rights that are the same as the rights of stockholders of a corporation that is not designated as a public benefit corporation. Our public benefit, as provided in our certificate of incorporation, is: to produce a positive effect (or a reduction of negative effects) for society and persons by offering diverse education programs delivered online and on premises operated in the communities that we serve. By doing so, we believe that we provide greater access to cost-effective, high-quality higher education that enables more students to achieve their academic and career aspirations. Most of our operations are outside the United States, where there is a large and growing imbalance between the supply and demand for quality higher education. Our stated public benefit is firmly rooted in our company mission and our belief that when our students succeed, countries prosper and societies benefit. Becoming a public benefit corporation underscores our commitment to our purpose and our stakeholders, including students, regulators, employers, local communities and stockholders. EAST\121434019.1121434019.3